Exhibit 12.1

Chubb Limited
Ratio of Earnings to Fixed Charges

	Years Ended December 31
(in millions of U.S. dollars, except ratios)	2015	2014	2013	2012	2011
Net income	$2,834	$2,853	$3,758	$2,706	$1,540
Add:
Provision for income taxes	462	634	480	270	502
Fixed charges	342	322	318	287	288
Earnings for computation	$3,638	$3,809	$4,556	$3,263	$2,330
Fixed charges
Interest expense	$300	$280	$275	$250	$250
Portion of rental expense deemed to be interest	42	42	43	37	38
Total fixed charges	$342	$322	$318	$287	$288
Ratio of earnings to fixed charges	10.6	11.8	14.4	11.4	8.1

Note: Chubb Limited recognizes accruals for interest and penalties, if any, related to unrecognized tax benefits in income tax expense (i.e., excluded from interest expense).